Item 77D
The Universal Institutional Funds, Inc. High Yield Portfolio
(the "Fund")

     The Fund may enter into cross currency hedges, which
     involve the sale of one currency against the positive
     exposure to a different currency. Cross currency hedges
     may be used for hedging purposes or to establish an
     active exposure to the exchange rate between any two
     currencies.  For cross currency hedges, there is an
     additional risk to the extent that these transactions
     create exposure to currencies in which the Fund's
     securities are not denominated